LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 Wisconsin Avenue, NW, Suite 780

Washington, D.C. 20015

Telephone (202) 274-2000

Facsimile (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2007	nquint@luselaw.com

April 23, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549-4720

Attn.: Jessica Livingston, Esq.

Re:	Cullman Bancorp, Inc. (Registration No. 333-254220)

Registration Statement on Form S-1

Dear Ms. Livingston:

On behalf of Cullman Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments from the Staff’s comment letter dated April 7, 2021, as well as the Company’s responses to those comments. The Amended S-1 has been blacklined to reflect changes from the original filing.

Risk Factors

The geographic concentration of our loan portfolio and lending activities..., page 22

1.	Please disclose whether your local market area has experienced any material declines in real estate values during the last year or a material increase in the number of foreclosures.

In the Company’s local market area, home prices have increased during the last year, while foreclosure activity has decreased. The Company believes that including such information in Risk Factors would constitute mitigating language. Accordingly, the Company has provided additional language in the description of the Company’s market area on page 74.

LUSE GORMAN, PC

ATTORNEYS AT LAW

Securities and Exchange Commission

April 23, 2021

Selected Consolidated Financial and Other Data, page 37

2.

We note the allowance for loan losses as a percentage of non-performing loans of 1,788.64% herein, and on pages 54, 62, and 79. We also note your disclosure of the allowance for loan losses as a percentage of non-performing loans of 92.05% in Risk Factors on page 22. Please revise throughout the document as appropriate, or advise accordingly.

Page 22 has been revised, as requested. Please also see the response to comment 3, below.

3.

On this note, we calculate the allowance for loan losses as a percentage of total loans at 1,935.25% at 12/31/20, and the non-performing loans as a percentage of total loans at 0.05% at 12/31/20. This is based on total non-performing loans of $122,000 at 12/31/20 (non-accrual loans of $18,000 and accruing loans past due 90 days or more of $104,000) from the table on page 77. Please revise throughout the document as appropriate, or advise accordingly.

Pages 6, 22, 38, 59, 61, 67, 82 and 84 have been revised, as requested.

Capitalization, page 46

4.

You disclose that the pro forma consolidated capitalization of New Cullman after giving effect to the conversion and offering is based upon the assumptions set forth in the “Pro Forma Data” section and you disclose Pro Forma total stockholders equity of $81,068 based upon the sale of 2,770,891 shares at $10.00. Please reconcile this with Pro Forma stockholders equity of $82,412 on page 50 as presented in “Pro Forma Data” and or revise your disclosures accordingly, including for the issuance of the various number of shares sold.

Page 51 has been revised as requested, with additional conforming revisions made throughout the prospectus.

Item 16. Exhibits and Financial Statement Schedules, page II-3

5.	Please also include the participation interests in the Item 5 legal opinion.

The revised opinion is filed as Exhibit 5 to the Amended S-1.

LUSE GORMAN, PC

ATTORNEYS AT LAW

Securities and Exchange Commission

April 23, 2021

General

6.

Please provide us with supplemental copies of all written Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Jessica Livingston at (202) 551-3448 to discuss how to submit the materials, if any, to us for our review.

The Company does not intend to provide any written materials to investors other than the Prospectus, the Prospectus Supplement for participants in the Cullman Savings Bank Profit Sharing Plan that is included in the registration statement, and the stock order form and the marketing materials that were filed as exhibits to the registration statement.

7.

We note that the cover page of the registration statement indicates that Cullman Bancorp, Inc. and Cullman Savings Bank Profit Sharing Plan are the registrants. Please advise if Cullman Savings Bank Profit Sharing Plan is intended to be a co-registrant or remove that entity as a registrant.

Please be advised that Cullman Savings Bank Profit Sharing Plan is intended to be a co-registrant.

*    *    *    *    *

We trust the foregoing is responsive to the Staff’s comments. We request that the Staff advise the undersigned at (202) 274-2007 or Kip A. Weissman of this office at (202) 274-2029 as soon as possible if it has any further comments.

Respectfully,

/s/ Ned Quint

Ned Quint

cc:	John A. Riley, III, Chairman, President

    and Chief Executive Officer

Kip A. Weissman, Esq.